UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As part of its strategic focus on global growth, operational excellence and continued profitability, Mytheresa announced on July 16, 2024 the consolidation of its distribution and shipping functions into its newly opened state-of-the-art distribution center in Leipzig, Germany, which already covers 80% of all customer shipments. This move is a commitment to optimizing its global shipping capabilities even further and meeting the demands of its luxury clientele. Mytheresa anticipates that this change will result in increased customer satisfaction and cost-effective operations thanks to the unique location of the Leipzig distribution center at the airport, allowing for much faster international shipping. In connection with the consolidation of its distribution and shipping functions, its legacy distribution center in Heimstetten, Germany will be closed. All stock will be transitioned to the Leipzig distributions center, and all staff affected by this change will be offered the opportunity to transfer to the distribution center in Leipzig or otherwise be supported with socially acceptable agreed solutions. The Leipzig state-of-the-art distribution center already employs over 700 new staff, and Mytheresa continues to expand the workforce at this location.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: July 16, 2024